

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 18, 2007

Mr. Mark A. Schober
Senior Vice President and Chief Financial Officer
ALLETE, Inc.
30 West Superior Street
Duluth, Minnesota 55802-2093

> **RE:** **ALLETE, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 16, 2007**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2007**
> **Filed July 27, 2007**
> **File No. 1-3548**

Dear Mr. Schober:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Item 9A. Controls and Procedures, page 52

1. Please disclose whether there was any change in your internal control over financial reporting that occurred during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K as well as paragraph 4(d) of your certifications filed as exhibits.

Financial Statements

Consolidated Statement of Income, page 61

2. Please tell us the circumstances that support your classification and/or presentation of minority interest in income of consolidated subsidiaries and equity in earnings of unconsolidated subsidiaries in a manner different from Rule 5-03 of Regulation S-X.

Consolidated Statement of Shareholders' Equity, page 63

3. Please tell us how you report the difference between the fair value of shares released from the ESOP and the cost of the shares to the ESOP.

Notes to Consolidated Financial Statement, page 64

Note 2. Operations and Significant Accounting Policies, page 66

4. Please disclose the method by which amounts are removed from inventory (e.g., "average," "first-in, first-out," "last-in, first-out") in the inventory policy on page 68.

Note 3. Property, Plant and Equipment, page 70

5. Please explain to us why you do not have sufficient information to reasonably estimate settlement dates or range of potential settlement dates of conditional asset retirement obligations for treated wood poles and remaining polychlorinated biphenyl and asbestos-containing assets. Refer to paragraph 5b of FIN 47.

Exhibits 31(a) and 31(b)

6. Please remove the titles of your chief executive officer and chief financial officer from the introductory paragraphs of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K. Please confirm to us that the inclusion of the titles of your chief executive officer and chief financial officer was not intended to limit the capacity in which such individuals provided the certifications.

Form 10-Q for Fiscal Quarter Ended June 30, 2007

7. Please address the comments above in future filings as applicable.

Item 4. Controls and Procedures, page 29

8. You state that you maintain a system of controls and procedures designed to provide reasonable assurance as to the reliability of the financial statements and other disclosures included in the report, as well as to safeguard assets from unauthorized use or disposition. Please revise to state, if true, that your disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and is accumulated and communicated to management, including your principal executive and principal financial officer, or persons performing similar functions, to allow timely decisions regarding required disclosure. Please refer to the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e). Also, if you include the "reasonable assurance" language in the definition of disclosure controls and procedures, you should state, if true, that your chief executive officer and chief financial officer concluded that your disclosure controls and procedure are effective at the reasonable assurance level.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Ta Tanisha Meadows at (202) 551-3322 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William H. Thompson
Branch Chief